Exhibit 99.1

QMMM Announces Receipt of Delisting Notice from Nasdaq

Hong Kong, June 23, 2026 (GLOBE NEWSWIRE) – QMMM Holdings Limited (NASDAQ: QMMM) (the “Company” or “QMMM”), a digital media advertising, virtual avatar & virtual apparel technology service provider in Hong Kong, today announced that on June 17, 2026, the Company received a Staff Delisting Determination (the “Staff Determination”) from the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”), notifying the Company that Nasdaq has determined to delist the Company’s securities pursuant to its discretionary authority contained in Nasdaq Listing Rule IM-5101-4. In addition, Nasdaq asserts that the Company’s delay in filing Form 20-F for the fiscal year ended September 30, 2025 serves as an independent basis for delisting under Listing Rule 5250(c)(1).

The Company intends to appeal the Staff Determination by filing a request for oral  hearing before the Nasdaq Hearings Panel (the “Panel”) pursuant to Nasdaq Listing Rule 5815. Per Rule 5815(a)(1)(B), a request for a hearing regarding a delinquent filing will only stay the suspension of the Company’s securities for a period of 15 days from the deadline to request a hearing unless the Company specifically requests, and the Hearings Panel grants, a further stay. The current trading halt under Rule 4120(a)(5) with regards to the Company’s securities will remain in place during any automatic stay or further stay granted by the Panel.

Per Listing Rule 5815(a)(5), the Company will submit to the Hearings Panel a written plan of compliance, and request that the Panel grant an exception to the listing standards for a limited time period, as permitted by Rule 5815(c)(1)(A). There can be no assurance, however, that the Panel will approve the Company’s plan to regain compliance and/or grant the requested exception, nor can there be any assurance that such plan will be successful if brought into effect.

About QMMM Holdings Limited

QMMM Holdings Limited (the “Company”) is an award-winning digital advertising and marketing production services company. Through its operating subsidiaries ManyMany Creations Limited and Quantum Matrix Limited in Hong Kong, the Company has used interactive design, animation, art-tech and virtual technologies in over 500 commercial campaigns. The Company has worked with large domestic and international banks, real estate developers, world famous amusement park, top international athletic apparel and footwear brands and luxury cosmetic products and international brands for their advertising and creation work in Hong Kong. Standing prominently in Hong Kong for over 18 years in the industry, with top creativity, premium account servicing, and ever-advancing tech R&D, the Company continues to be one of the top premium choices for enterprises and multinational enterprises looking for large scale content-heavy and tech-integrated campaigns. The clients of the Company include local and international banks, real-estate developers, luxury brands, high fashion houses, and theme parks.

Safe Harbor Statement

This press release contains forward-looking statements. In addition, from time to time, we or our representatives may make forward-looking statements orally or in writing. We base these forward-looking statements on our expectations and projections about future events, which we derive from the information currently available to us. You can identify forward-looking statements by those that are not historical in nature, particularly those that use terminology such as “may,” “should,” “expects,” “anticipates,” “contemplates,” “estimates,” “believes,” “plans,” “projected,” “predicts,” “potential,” or “hopes” or the negative of these or similar terms. In evaluating these forward-looking statements, you should consider various factors, including: our ability to satisfy the closing conditions related to the offering, our ability to change the direction of the Company; our ability to keep pace with new technology and changing market needs; and the competitive environment of our business. These and other factors may cause our actual results to differ materially from any forward-looking statement.

Forward-looking statements are only predictions. The forward-looking events discussed in this press release and other statements made from time to time by us or our representatives, may not occur, and actual events and results may differ materially and are subject to risks, uncertainties, and assumptions about us. We are not obligated to publicly update or revise any forward-looking statement, whether as a result of uncertainties and assumptions, the forward-looking events discussed in this press release and other statements made from time to time by us or our representatives might not occur.

For enquiry, please contact:

QMMM Holdings Limited

Unit 1301, Block C,

Sea View Estate,

8 Watson Road,

Tin Hau, Hong Kong

Phone: +852 3549 6889

Email: info@qmmm.io

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